EXHIBIT 77I
AXP Tax-Exempt Series, Inc.


Class C shares are sold to the public without a sales charge at the time of purchase and with an annual 12b-1 fee of 1.00%. A 1.00% contingent deferred sales charge applies if shares are sold less than one year after purchase.